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June 17, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549
Attn:	Ethan Horowitz, Branch Chief

Re:	Golden Eagle International, Inc.
Item 4.02 Form 8-K
Filed June 10, 2011
File No. 0-23726

Dear Mr. Horowitz:

As requested in your letter dated June 14, 2011 we are writing to acknowledge the following:

1)
We are responsible for the adequacy and accuracy of the disclosure in our current report on Form 8-K reporting an event of April 8, 2011 filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2011 (the “Filing”);

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
3)	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Terry C. Turner
Terry C. Turner
President & Chief Executive Officer

Burns Figa & Will P.C.
6400 S Fiddlers Green Circle
Suite 1000
Greenwood Village, CO 80111
(303) 796-2626

June 17, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549
Attn:	Ethan Horowitz, Branch Chief

Re:	Golden Eagle International, Inc.
Item 4.02 Form 8-K
Filed June 10, 2011
File No. 0-23726

Gentlemen:

Terry C. Turner, president of Golden Eagle International, Inc., asked us to respond on his behalf to your letter of June 14, 2011.

Comment #1:

We note your disclosure that you believe investors and other readers of your Form 10-K for the fiscal year ended December 31, 2010 can continue to rely on the financial statements on which Chisholm, Bierwolf, Nilson & Morrill, LLC reported ()that is, the financial statements for the year ended December 31, 2009).  This language appears to be inconsistent with the purpose of filing an Item 4.02 Form 8-K – Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.  Please amend your Form 8-K to remove this statement or tell us why you believe this language is appropriate.

GEII believes that the language you point out is appropriate and fits within Item 4.02 and in fact is contemplated by the title to Item 4.02, itself.  The title provides in part:  “Non-Reliance on . . . a Related Audit Report . . ..”  From a grammatical point of view, the term “Financial Statements” in the title is separated from “a Related Audit Report” by the word “or.”  Clearly the Form considers the financial statements and the audit report to be separate, as does generally accepted accounting principles.  Ultimately the financial statements are GEII’s financial statements; the audit report merely means that the Company’s independent, PCAOB registered, auditors reviewed  and audited the financial statements in accordance with generally accepted auditing standards, SEC rules and the requirements of the PCAOB.  This review and audit does not make the financial statements those of the auditor.  The financial statements remain those of the Company.

 Burns, Figa & Will, P.C.

Securities and Exchange Commission
Division of Corporation Finance
June 17, 2011

It appears that your comment collapses the financial statements and the report into a single document, a position with which we do not agree.  The purpose of the Form 8-K filed on June 10, 2011, is to advise readers that they should not rely on Chisholm’s audit report, but also to let them know that GEII believes that the financial statements which Chisholm audited were still able to be relied upon notwithstanding the lack of an audit report.

Nevertheless, if the staff believes it appropriate, GEII would propose to change paragraph #2 of that Form 8-K to read as follows:

GEII believes that the financial information is accurate and complete in all material respects, notwithstanding the revocation of Chisholm’s PCAOB registration and corresponding non-reliance on their audit report on the financial statements for the year ended December 31, 2009, and that no restatement of those financial statements is or will be necessary.

As requested in your letter, attached is a written statement from GEII acknowledging that:

(i)	GEII is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	GEII may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you.

Sincerely yours, Herrick K. Lidstone, Jr. For the Firm

Cc:	Golden Eagle International, Inc.
Mark Bailey & Company, Ltd.